UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Aytu Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

054754700
(CUSIP Number)

Daniel Radden c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,000,001*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,000,001*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,001*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

IA, OO

* This figure includes one extra Share (as defined below) that was unintentionally omitted from the previous Schedule 13D Amendment of the Reporting Persons filed on February 20, 2020 (the “Prior Filing”). This extra Share was received as part of the Merger (as defined in the Prior Filing).

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,000,001*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,000,001*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,001*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

CO

* This figure includes one extra Share that was unintentionally omitted from the Prior Filing. This extra Share was received as part of the Merger.

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,000,001*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,000,001*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,001*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

IN, HC

* This figure includes one extra Share that was unintentionally omitted from the Prior Filing. This extra Share was received as part of the Merger.

CUSIP No.	054754700

Item 1.	Security and Issuer.

The name of the issuer is Aytu Bioscience, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. This Amendment No. 6 to Schedule 13D relates to the Issuer's Common Stock, par value $.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 5,000,001 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

Mr. Boyd currently serves as a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,000,001 Shares, constituting 9.1% of the Shares, based upon 50,007,523 Shares outstanding as of the date hereof, as adjusted for warrants of the Issuer beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,000,001 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,000,001 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

In addition to the Shares beneficially owned by the Reporting Persons as reported herein, the Master Fund currently holds 6,529,595 currently exercisable warrants of the Issuer, subject to blocker provisions that prevents the Master Fund from exercising the warrants if it would be more than a 4.99% beneficial owner of the Shares following any such exercise.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2020
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13D, dated March 13, 2020, relating to the Common Stock, par value $.0001 per share, of Aytu Bioscience, Inc. shall be filed on behalf of the undersigned.

March 13, 2020
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Date of Transaction	Title of Class	Type of Transaction	Number of Shares	Price Per Share ($)
3/10/2020	Series H Convertible Preferred Stock	Exercise into Common Stock	1,918,587	N/A
3/10/2020	Series F Convertible Preferred Stock	Exercise into Common Stock	5,000,000	N/A
3/10/2020	Warrant	Exercise into Common Stock	4,403,409	1.00
3/10/2020	Warrant	Payment of Exercise Price	(1,487,639)	1.30
3/10/2020	Warrant	Exercise into Common Stock	3,907,165	1.50
3/10/2020	Common Stock	Sell	(60,980)	2.05
3/10/2020	Common Stock	Sell	(150,000)	2.04
3/10/2020	Common Stock	Sell	(100,000)	2.02
3/10/2020	Common Stock	Sell	(68,398)	2.01
3/10/2020	Common Stock	Sell	(100,000)	2.00
3/10/2020	Common Stock	Sell	(100,000)	2.00
3/10/2020	Common Stock	Sell	(122,291)	2.00
3/10/2020	Common Stock	Sell	(100,000)	2.00
3/10/2020	Common Stock	Sell	(148,557)	2.00
3/10/2020	Common Stock	Sell	(99,727)	2.00
3/10/2020	Common Stock	Sell	(47,750)	2.00
3/10/2020	Common Stock	Sell	(100,000)	1.99
3/10/2020	Common Stock	Sell	(100,000)	1.99
3/10/2020	Common Stock	Sell	(100,000)	1.98
3/10/2020	Common Stock	Sell	(225,201)	1.95
3/10/2020	Common Stock	Sell	(4,500)	1.92
3/10/2020	Common Stock	Sell	(22,607)	1.92
3/10/2020	Common Stock	Sell	(99,506)	1.91

3/10/2020	Common Stock	Sell	(100,000)	1.90
3/10/2020	Common Stock	Sell	(69,900)	1.90
3/10/2020	Common Stock	Sell	(250,000)	1.90
3/10/2020	Common Stock	Sell	(100,000)	1.90
3/10/2020	Common Stock	Sell	(87,234)	1.89
3/10/2020	Common Stock	Sell	(100,000)	1.89
3/10/2020	Common Stock	Sell	(2,395)	1.89
3/10/2020	Common Stock	Sell	(14,834)	1.88
3/10/2020	Common Stock	Sell	(100,000)	1.86
3/10/2020	Common Stock	Sell	(100,000)	1.85
3/10/2020	Common Stock	Sell	(267,181)	1.82
3/10/2020	Common Stock	Sell	(125,347)	1.82
3/10/2020	Common Stock	Sell	(77,393)	1.80
3/10/2020	Common Stock	Sell	(100,000)	1.80
3/10/2020	Common Stock	Sell	(67,863)	1.80
3/10/2020	Common Stock	Sell	(750,000)	1.77
3/10/2020	Common Stock	Sell	(61,748)	1.75
3/10/2020	Common Stock	Sell	(58,093)	1.75
3/10/2020	Common Stock	Sell	(400)	1.75
3/10/2020	Common Stock	Sell	(1,000,000)	1.74
3/10/2020	Common Stock	Sell	(100,000)	1.72
3/10/2020	Common Stock	Sell	(100,000)	1.71
3/10/2020	Common Stock	Sell	(100,000)	1.71
3/10/2020	Common Stock	Sell	(100,000)	1.71
3/10/2020	Common Stock	Sell	(73,162)	1.70
3/10/2020	Common Stock	Sell	(74,061)	1.70
3/10/2020	Common Stock	Sell	(10,446)	1.70
3/10/2020	Common Stock	Sell	(100,000)	1.70
3/10/2020	Common Stock	Sell	(69,197)	1.69
3/10/2020	Common Stock	Sell	(78,712)	1.69
3/10/2020	Common Stock	Sell	(4,170)	1.67
3/10/2020	Common Stock	Sell	(59,259)	1.66
3/10/2020	Common Stock	Sell	(100,000)	1.66
3/10/2020	Common Stock	Sell	(85,726)	1.65
3/10/2020	Common Stock	Sell	(100,000)	1.65
3/10/2020	Common Stock	Sell	(100,000)	1.65
3/10/2020	Common Stock	Sell	(100,000)	1.64
3/10/2020	Common Stock	Sell	(26,800)	1.64
3/10/2020	Common Stock	Sell	(109,757)	1.63
3/10/2020	Common Stock	Sell	(200)	1.63
3/10/2020	Common Stock	Sell	(100,000)	1.62
3/10/2020	Common Stock	Sell	(32,141)	1.61
3/10/2020	Common Stock	Sell	(75,000)	1.61
3/10/2020	Common Stock	Sell	(18,586)	1.60
3/10/2020	Common Stock	Sell	(85,156)	1.60
3/10/2020	Common Stock	Sell	(41,772)	1.60
3/10/2020	Common Stock	Sell	(166,080)	1.60
3/10/2020	Common Stock	Sell	(75,000)	1.60
3/10/2020	Common Stock	Sell	(20,335)	1.58
3/10/2020	Common Stock	Sell	(100,000)	1.57

3/10/2020	Common Stock	Sell	(31,078)	1.56
3/10/2020	Common Stock	Sell	(61,073)	1.55
3/10/2020	Common Stock	Sell	(39,346)	1.55
3/10/2020	Common Stock	Sell	(275,000)	1.53
3/10/2020	Common Stock	Sell	(175,000)	1.52
3/10/2020	Common Stock	Sell	(199,303)	1.51
3/10/2020	Common Stock	Sell	(75,000)	1.51
3/10/2020	Common Stock	Sell	(71,304)	1.50
3/10/2020	Common Stock	Sell	(4,860)	1.46
3/10/2020	Common Stock	Sell	(108,209)	1.45
3/10/2020	Common Stock	Sell	(75,000)	1.45
3/10/2020	Common Stock	Sell	(1,879)	1.45
3/10/2020	Common Stock	Sell	(175,000)	1.44
3/10/2020	Common Stock	Sell	(75,000)	1.44
3/10/2020	Common Stock	Sell	(58,749)	1.43
3/10/2020	Common Stock	Sell	(260,663)	1.42
3/10/2020	Common Stock	Sell	(14,503)	1.42
3/10/2020	Common Stock	Sell	(175,000)	1.41
3/10/2020	Common Stock	Sell	(275,000)	1.41
3/10/2020	Common Stock	Sell	(642,341)	1.41
3/10/2020	Common Stock	Sell	(250,000)	1.40
3/10/2020	Common Stock	Sell	(75,000)	1.40
3/10/2020	Common Stock	Sell	(201,394)	1.40
3/10/2020	Common Stock	Sell	(226,987)	1.40
3/10/2020	Common Stock	Sell	(74,618)	1.38
3/10/2020	Common Stock	Sell	(111,535)	1.35
3/10/2020	Common Stock	Sell	(148,426)	1.35
3/10/2020	Common Stock	Sell	(75,000)	1.33
3/10/2020	Common Stock	Sell	(22,871)	1.33
3/10/2020	Common Stock	Sell	(91,151)	1.33
3/10/2020	Common Stock	Sell	(91,738)	1.31
3/10/2020	Common Stock	Sell	(350,000)	1.31
3/10/2020	Common Stock	Sell	(32,764)	1.31
3/10/2020	Common Stock	Sell	(175,000)	1.31
3/10/2020	Common Stock	Sell	(76,920)	1.31
3/10/2020	Common Stock	Sell	(350,000)	1.31
3/10/2020	Common Stock	Sell	(185,213)	1.30
3/10/2020	Common Stock	Sell	(350,000)	1.30
3/10/2020	Common Stock	Sell	(26,441)	1.30
3/10/2020	Common Stock	Sell	(37,777)	1.30
3/10/2020	Common Stock	Sell	(311,261)	1.29
3/10/2020	Common Stock	Sell	(75,000)	1.26
3/10/2020	Common Stock	Sell	(275,000)	1.25
3/10/2020	Common Stock	Sell	(75,000)	1.25
3/10/2020	Common Stock	Sell	(71,643)	1.25
3/10/2020	Common Stock	Sell	(446,936)	1.24
3/10/2020	Common Stock	Sell	(351,819)	1.24
3/10/2020	Common Stock	Sell	(26,289)	1.23
3/10/2020	Common Stock	Sell	(125,000)	1.21
3/10/2020	Common Stock	Sell	(125,000)	1.21

3/10/2020	Common Stock	Sell	(85,428)	1.20
3/10/2020	Common Stock	Sell	(75,000)	1.20
3/10/2020	Common Stock	Sell	(87,353)	1.19
3/10/2020	Common Stock	Sell	(229,465)	1.19
3/10/2020	Common Stock	Sell	(100,000)	1.19
3/10/2020	Common Stock	Sell	(125,000)	1.17
3/10/2020	Common Stock	Sell	(345,948)	1.16
3/10/2020	Common Stock	Sell	(23,785)	1.15
3/10/2020	Common Stock	Sell	(125,000)	1.15
3/10/2020	Common Stock	Sell	(725,406)	1.13
3/10/2020	Common Stock	Sell	(258,000)	1.13
3/10/2020	Common Stock	Sell	(125,000)	1.12
3/10/2020	Common Stock	Sell	(630,840)	1.12
3/10/2020	Common Stock	Sell	(125,000)	1.11
3/10/2020	Common Stock	Sell	(125,000)	1.11
3/10/2020	Common Stock	Sell	(125,000)	1.10
3/10/2020	Common Stock	Sell	(121,124)	1.10
3/10/2020	Common Stock	Sell	(125,000)	1.10
3/10/2020	Common Stock	Sell	(125,000)	1.10
3/10/2020	Common Stock	Sell	(82,250)	1.10
3/10/2020	Common Stock	Sell	(663,824)	1.05
3/10/2020	Common Stock	Sell	(125,000)	1.05
3/10/2020	Common Stock	Sell	(125,000)	1.04
3/10/2020	Common Stock	Sell	(338,121)	1.00
3/10/2020	Common Stock	Sell	(125,000)	1.00
3/10/2020	Common Stock	Sell	(1,000,000)	1.00
3/10/2020	Common Stock	Sell	(250,000)	0.96
3/10/2020	Common Stock	Sell	(125,000)	0.95
3/10/2020	Common Stock	Sell	(125,000)	0.95
3/10/2020	Common Stock	Sell	(243,701)	0.95
3/10/2020	Common Stock	Sell	(125,000)	0.95